Via EDGAR

Daniel L. Gordon

Division of Corporation Finance

Securities and Exchange Commission

100 F St. Street, NE

Washington, D.C. 20549

Re:                             CubeSmart
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-32324

CubeSmart, L.P.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 000-54662

Dear Mr. Gordon:

Reference is made to the Staff’s comment letter dated May 15, 2013 to Timothy M. Martin, Chief Financial Officer of CubeSmart and CubeSmart, L.P. (collectively, the “Company”) regarding the above-referenced filings (the “Comment Letter”). This letter responds to the Comment Letter. For convenience, we have reproduced below the comment in the Comment Letter and the Company’s response.

Management’s Report on CubeSmart Internal Control over Financial Reporting, page F-2

1.              Comment: In future filings, please confirm to us that you will separately assess internal control over financial reporting and provide separate reports on management’s assessment of internal control over financial reporting for CubeSmart and CubeSmart LP.

Response: In our future filings, we will separately assess internal control over financial reporting and provide separate reports on management’s assessment of internal control over financial reporting for each of CubeSmart and CubeSmart L.P.

In responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CubeSmart

/s/ Timothy M. Martin
Timothy M. Martin Chief Financial Officer

CubeSmart, L.P.

By: CubeSmart, its general partner

/s/ Timothy M. Martin
Timothy M. Martin Chief Financial Officer